SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                  SCHEDULE 13G
                                (Amendment No. 1)
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B) (C), AND (D)AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(b)

                        Millennium Bankshares Corporation
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                                (Name of Issuer)

                     Common Stock, par value $5.00 per share
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                         (Title of Class of Securities)

                                    60037B106
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                                 (CUSIP Number)

                                December 31, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1 (b)
|X|   Rule 13d-1 (c)
|_|   Rule 13d-1 (d)

CUSIP No. 60037B106                    13G
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1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Philip J. Timyan
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]

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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               5.    SOLE VOTING POWER

                     274,542 shares
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        45,000 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            274,542 shares
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     143,608 shares
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      494,650 shares
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      4.8%
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12.   TYPE OF REPORTING PERSON*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

      Millennium Bankshares Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

      1601 Washington Avenue
      Reston, Virginia  20190

Item 2(a). Name of Person Filing:

      This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Philip J. Timyan. See Item 4 below.


Item 2(b). Address of Principal Business Office, or, if None, Residence:

      c/o Riggs Partners
      4324 Central Avenue
      Western Springs, Illinois  60558

Item 2(c). Citizenship:

      Mr. Timyan is a United States Citizen.

Item 2(d). Title of Class of Securities:

      Common Stock, par value $5.00 per share

Item 2(e). CUSIP NUMBER:

      60037B106


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person Filing is a:

(a) |_|  Broker or dealer registered under Section 15 of the Act.
(b) |_|  Bank as defined in Section 3(a)(6) of the Act.
(c) |_|  Insurance Company as defined in Section 3(a)(19) of the Act.
(d) |_| Investment Company registered under Section 8 of the Investment Company Act.
(e) |_|  Investment Adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E).
(f) |_| Employee Benefit Plan or Endowment Fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F).
(g) |_|  Parent holding company, in accordance with Sec. 240.13d-1(b)(ii)(G).
(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j) |_|  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Sec. 240.13d01(c), check this box |X|

Item 4. Ownership.

      (a)   Amount beneficially owned:

            423,150 (comprised of 274,542 shares held by Riggs Qualified Partners, LLC, a Delaware limited liability company of which Mr. Timyan is managing member, 98,608 shares held by RAM T, L.P., an entity not controlled by Mr. Timyan over which shares Mr. Timyan possesses shared dispositive power, 5,000 shares held by Mr. Timyan individually and 45,000 shares held in a joint account with Mr. Timyan's wife.

      (b)   Percent of class:

            4.8%

      (c)   Number of shares as to which such person has:

            (i) Sole power to vote or to direct the vote 274,542

            (ii) Shared power to vote or to direct the vote 45,000

            (iii) Sole power to dispose or to direct the disposition of 274,542

            (iv) Shared power to dispose or to direct the disposition of 143,608

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the Beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      As described in Item 4(a) with respect to Riggs Qualified Partners, LLC, RAM T, L.P. and Mr. Timyan's wife, other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Reported on by the Parent Holding Company or Control Person.

      Mr. Timyan controls Riggs Qualified Partners, LLC. See Item 4(a).

Item 8. Identification and Classification of members of the Group.

      Not applicable.

Item 9. Notice of Dissolution of Group.

      Not applicable.

Item 10. Certification.

      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

                                                          February 10, 2006
                                                     ---------------------------
                                                               (Date)


                                                        /s/ Philip J. Timyan
                                                     ---------------------------
                                                             (Signature)

                                                          Philip J. Timyan
                                                     ---------------------------
                                                            (Name/Title)